                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                               STICKER SUPPLEMENT


This Supplement No. 3 to the Company's Prospectus dated February 4, 2000, as previously supplemented, updates certain information in the section of the Prospectus entitled "Shares Issued in Connection with the Exercise of Warrants." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

          SHARES ISSUED IN CONNECTION WITH THE EXERCISE OF THE WARRANTS

         We have extended the expiration of the exercise period for the Warrants from 5:00 p.m. Chicago time on January 15, 2002 to 5:00 p.m. Chicago time on July 15, 2002. We have not amended any other term or condition relating to the Warrants or their exercise.

The date of this Supplement is January 15, 2002.